SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Five Star Products, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    33831M107
                                 (CUSIP Number)

                             Andrea D. Kantor, Esq.
                            GP Strategies Corporation
                             777 Westchester Avenue
                          White Plains, New York 10604
(914) 249-9700 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                 August 24, 1998
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 33831M107                                         Page 2 of 14

         1.       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons (entities only)

                  GP Strategies Corporation I.D. No. 13-1926739

         2. Check the Appropriate Box if a Member of a Group (See instructions)

                  (a) [ ] (b) [ X ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)

                  WC, OO

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization

                  Delaware

Number of             7.       Sole Voting Power
Shares
Beneficially                      9,133,417
Owned by
Each                  8.       Shared Voting Power
Reporting
Person                            0
With
                      9.       Sole Dispositive Power

                                  9,133,417

                      10.      Shared Dispositive Power

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  9,133,417

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See         instructions) [   ]

         13. Percent of Class Represented by Amount in Row (11)

                  53.9%

         14.      Type of Reporting Person (See instructions)

                  CO

CUSIP No. 33831M107                                                Page 3 of 14

         1.       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons (entities only)

                  Jerome I. Feldman

         2. Check the Appropriate Box if a Member of a Group (See instructions)

                  (a) [ ] (b) [ X ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)

                  PF, OO

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization

                  USA

Number of             7.       Sole Voting Power
Shares
Beneficially                      184,636
Owned by
Each                  8.       Shared Voting Power
Reporting
Person                            0
With
                      9.       Sole Dispositive Power

                                  184,636

                      10.      Shared Dispositive Power

                                  0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  184,636

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) [ X ]

         13. Percent of Class Represented by Amount in Row (11)

                  1.1%

         14.      Type of Reporting Person (See instructions)

                  IN

CUSIP No. 33831M107                                              Page 14 of 14

         1.       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons (entities only)

                  Scott N. Greenberg

         2. Check the Appropriate Box if a Member of a Group (See instructions)

                  (a) [ ] (b) [ X ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)

                  PF, OO

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization

                  USA

Number of             7.       Sole Voting Power
Shares
Beneficially                      94,150
Owned by
Each                  8.       Shared Voting Power
Reporting
Person                            0
With
                      9.       Sole Dispositive Power

                                  94,150

                      10.      Shared Dispositive Power

                                  0
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  94,150

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) [ X ]

         13. Percent of Class Represented by Amount in Row (11)

                  0.6%

         14.      Type of Reporting Person (See instructions)

                  IN

This amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Five Star Products, Inc. (the "Company"), 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604


Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Five Star Products, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604.

Item 2.  Identity and Background

         This statement is filed by GP Strategies Corporation, a Delaware corporation ("GP"), Jerome I. Feldman ("Feldman"), and Scott N. Greenberg ("Greenberg"; each of GP, Feldman and Greenberg being a "Filing Person" and collectively the "Filing Persons").

         The principal business of GP is workforce development and training. The address of the principal business of GP is 6095 Marshalee Drive, Suite 300, Elkridge, Maryland 21075. The address of the principal office of GP is 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604. During the last five years, GP has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The information regarding directors and executive officers of GP is set forth in Schedule I.

         The business address of each of Feldman and Greenberg is c/o GP Strategies Corporation, 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604. The present principal occupation of Feldman is Chairman and Chief Executive Officer of GP. The present principal occupation of Greenberg is President and Chief Financial Officer of GP. During the last five years, neither Feldman nor Greenberg has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Feldman and Greenberg are each citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         On January 1, 1994, pursuant to a Consulting Agreement between the Company and Feldman, the Company, which was then a wholly owned subsidiary of GP, granted Feldman options to purchase 250,000 shares of Common Stock. At the same time, GP granted Feldman options to purchase 250,000 shares of Common Stock owned by GP. Both options expired unexercised.

         On July 1, 1994, the Company granted Greenberg options to purchase 75,000 shares of Common Stock, which expired unexercised.

         On August 5, 1994, GP distributed to its stockholders (the "Spin-Off") approximately 46% of the Company, which was then called American Drug Company. Immediately after the Spin-Off, GP owned 7,009,461 shares of Common Stock, approximately 54% of the then outstanding shares.

         In the Spin-Off, Feldman received 93,463 shares of Common Stock and warrants to purchase 93,463 shares of Common Stock, members of Feldman's family received 1,173 shares of Common Stock and warrants to purchase 1,173 shares of Common Stock, and Greenberg received 4,150 shares of Common Stock and warrants to purchase 4,150 shares of Common Stock. All such warrants expired unexercised. Feldman disclaims beneficial ownership of the 1,173 shares of Common Stock held by members of his family.


         On August 24, 1998, GP sold 1,230,771 shares of Common Stock to the management of GP's wholly owned subsidiary, Five Star Group, Inc. ("Five Star Group"), after which GP owned 5,778,690 shares of Common Stock, approximately 44.4% of the then outstanding shares.


         On September 30, 1998, Five Star Group sold substantially all of its operating assets to the Company for approximately $16,500,000 in cash and a 8% unsecured senior note of the Company in the principal amount of $5,000,0000 (the "Note"). The cash proceeds of this transaction were used to repay Five Star Group's existing short-term borrowings. Also on September 30, 1998, GP sold an additional 918,000 shares of Common Stock to the management of Five Star Group, after which GP owned 4,860,690 shares of Common Stock, approximately 37.3% of the then outstanding shares.

         On August 10, 1999, the Company changed its name to Five Star Products, Inc.

         The Note was amended in November 2001 to provide for the extension of its maturity date until September 30, 2004. Under a separate Subordination Agreement between GP and the banks providing the Company's $25,000,000 revolving loan, the Company may make annual cash payments of principal to GP provided the Company achieves certain financial performance benchmarks.

         On August 2, 2002, GP exchanged $500,000 principal amount of the Note for 2,272,727 shares of Common Stock, reducing GP's ownership of the Note to $4,500,000 principal amount and increasing its ownership of the Common Stock to 7,133,417 shares, approximately 47.5% of the then outstanding shares. The transaction valued the Common Stock at $0.22 a share, which was at a premium to the market value at that time.

         On August 31, 1998, GP entered into a voting agreement (the "Voting Agreement") pursuant to which GP agreed that for a period of three years it would vote its shares of Common Stock (i) such that not more than 50% of the Company's directors will be officers or directors of GP and (ii) on all matters presented to a vote of stockholders, other than the election of directors, in the same manner and in the same proportion as the remaining stockholders of the Company vote. On June 30, 2002, GP and the Company extended the Voting Agreement until June 30, 2004.

         On January 1, 2002, the Company granted to each of Feldman and Greenberg options to purchase 150,000 shares of Common Stock at an exercise price of $0.14 per share. The options vest in equal installments over a five year period, commending on the date of grant, and expire on January 1, 2007.

         On June 27, 2003, July 2, 2003, and July 7, 2003, the Company made principal payments on the Note in the amounts of $500,000, $300,000, and $200,000, reducing the outstanding principal amount of the Note to $3,500,000.


        On October 8, 2003, GP exchanged $500,000 principal amount of the Note for 2,000,000 shares of Common Stock, reducing GP's ownership of the Note to $3,000,000 principal amount and increasing its ownership of the Common Stock to 9,133,417 shares, approximately 53.9% of the then outstanding shares.. In consideration for GP agreeing to exchange at a price of $0.25 per share, which was more than twice the $0.11 closing market price of the Common Stock on the day prior to approval of the transaction, the Company agreed to terminate the Voting Agreement between GP and the Company. This transaction may have resulted in a change of control of the Company.


Item 4.  Purpose of Transaction


         Please refer to Item 3 for additional information responsive to this Item.


         On February 6, 2004, the Company commenced an offer (the "Tender Offer") to repurchase up to 5,000,000 shares of Common Stock, at a price of $0.21 per share, which was 38% of the closing price of the Common Stock on the day prior to the approval of the Tender Offer. If the Company acquires 5,000,000 shares pursuant to the Tender Offer GP's percentage ownership in the Common Stock would increase to approximately 77%.

         GP and the Company have entered into an agreement (the "Agreement") pursuant to which, provided that at least 3,750,000 shares of Common Stock are purchased by the Company pursuant to the Tender Offer, GP will exchange for

Common Stock, as soon as legally permissible following termination of the Tender Offer, a sufficient principal amount of the Note at the same price that the Company is paying to its stockholders in the Tender Offer to allow GP to increase its ownership to at least 80% of the Common Stock.

         If GP increases its ownership to at least 80% of the Common Stock, the Company would become, for federal tax purposes, part of the affiliated group of which GP is the common parent. As a member of such affiliated group, the Company would be includable in GP's consolidated federal income tax returns, its taxable income or loss will be included as part of the taxable income or loss of the affiliated group, and any taxable income of the Company so included may be offset by the consolidated net operating losses of the affiliated group.

         As part of the Agreement, GP and the Company also have agreed to enter into a tax sharing agreement pursuant to which the Company will make tax sharing payments to GP once the Company becomes a member of the consolidated group in an amount equal to 80% of the amount of taxes it would have paid if it filed separate consolidated tax returns for itself and its subsidiaries but did not pay as a result of being included in the GP affiliated group. If such an agreement had been in effect in effect for 2002 and if the Company were part of the GP affiliated group for all of 2002, it would have made tax sharing payments of $214,000 as compared to the tax payments of $267,000 it actually made.

         In July 2002, GP announced that it was actively considering a spin-off of certain of its non-core assets into a separate corporation named National Patent Development Corporation ("NPDC"). If the spin-off occurs, it is contemplated that the Note and any Common Stock owned by GP would be spun-off to NPDC and that the Agreement would be assigned by GP to NPDC. There can be no assurance that the spin-off will be consummated.

         Except as set forth above, each Filing Person does not have any plans or proposals of the nature described in Items (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer



 (a) On August 24, 1998 the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by GP was 5,778,690 shares of Common Stock representing approximately 44.4% of the then outstanding shares of Common Stock. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Feldman was 594,636 shares of Common Stock (including 500,000 shares which Feldman had the right to acquire upon exercise of options), representing approximately 4.4% of the then outstanding shares of Common Stock. Also includes 1,173 shares of Common Stock held by members of Feldman's family, as to which shares Feldman disclaims beneficial ownership. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Greenberg was 129,150 shares of Common Stock (including 125,000 shares which Greenberg has the right to acquire upon exercise of options), representing approximately 1% of the then outstanding shares of Common Stock.


        On September 30, 1998 the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by GP was 4,860,690 shares of Common Stock representing approximately 37.3% of the then outstanding shares of Common Stock. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Feldman was 594,636 shares of Common Stock (including 500,000 shares which Feldman had the right to acquire upon exercise of options), representing approximately 4.4% of the then outstanding shares of Common Stock. Also includes 1,173 shares of Common Stock held by members of Feldman's family, as to which shares Feldman disclaims beneficial ownership. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Greenberg was 129,150 shares of Common Stock (including 125,000 shares which Greenberg has the right to acquire upon exercise of options), representing approximately 1% of the then outstanding shares of Common Stock.


        On January 1, 2002 the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by GP was 7,133,417 shares of Common Stock representing approximately 54.8% of the then outstanding shares of Common Stock. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Feldman was 626,636 shares of Common Stock (including 530,000 shares which Feldman had the right to acquire upon exercise of options), representing approximately 4.6% of the then outstanding shares of Common Stock. Also includes 1,173 shares of Common Stock held by members of Feldman's family, as to which shares Feldman disclaims beneficial ownership. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Greenberg was 209,150 shares of Common Stock (including 205,000 shares which Greenberg has the right to acquire upon exercise of options), representing approximately 1.6% of the then outstanding shares of Common Stock.

        On August 2, 2002 the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by GP was 7,133,417 shares of Common Stock representing approximately 47.5% of the then outstanding shares of Common Stock. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Feldman was 624,636 shares of Common Stock (including 530,000 shares which Feldman had the right to acquire upon exercise of options), representing approximately 4.0% of the then outstanding shares of Common Stock. Also includes 1,173 shares of Common Stock held by members of Feldman's family, as to which shares Feldman disclaims beneficial ownership. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Greenberg was 209,150 shares of Common Stock (including 205,000 shares which Greenberg has the right to acquire upon exercise of options), representing approximately 1.4% of the then outstanding shares of Common Stock.

        On October 8, 2003 the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by GP was 9,133,417 shares of Common Stock representing approximately 53.9% of the then outstanding shares of Common Stock. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Feldman was 154,636 shares of Common Stock (including 60,000 shares which Feldman had the right to acquire upon exercise of options), representing approximately 1% of the then outstanding shares of Common Stock. Also includes 1,173 shares of Common Stock held by members of Feldman's family, as to which shares Feldman disclaims beneficial ownership. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Greenberg was 64,150 shares of Common Stock (including 60,000 shares which Greenberg has the right to acquire upon exercise of options), representing approximately .4% of the then outstanding shares of Common Stock.


        Each of Feldman and Greenberg disclaims beneficial ownership of the shares of Common Stock beneficially owned by GP, which have been excluded from the shares of Common Stock listed above respectively for each such Filing Person.

 (b) Except as to shares for which the Filing Person disclaims beneficial ownership, each Filing Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the securities reported for it or him.


 (c) Please refer to Item 3 for information with respect to transactions in the securities which were effected during the past sixty days by the Filing Persons and sixty days prior to each of August 24, 1998, September 30, 1998, January 1, 2002, August 2, 2002 and October 8, 2003.


 (d) No other person has the right to receive or the power to direct the receipt of dividends from, and the proceeds of sale of, the securities reported herein as being beneficially owned by each Filing Person.

 (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer



         Please refer to Item 3 for additional information responsive to this item which describes GP's conversion of a portion of the principal amount of the
Note into additional shares of Common Stock.


         GP was a party to a Voting Agreement between GP and the Company. The Voting Agreement, which by its terms would have terminated on June 30, 2004, was terminated on October 7, 2003. Please refer to Item 3 for additional information responsive to this item.

         GP and the Company are parties to an Agreement, dated as of January 22, 2004, pursuant to which GP may exchange a portion of the principal amount of the Note for Common Stock. Please refer to Item 3 for additional information responsive to this item.

Item 7.  Material to be Filed as Exhibits

1. Joint Filing Agreement, dated February 6, 2004, among GP Strategies Corporation, Jerome I. Feldman, and Scott N. Greenberg

2. Voting Agreement, dated June 30, 2002, between GP and the Company. Incorporated herein by reference to Exhibit 10.29 of GP's Form 10-K for the year ended December 31, 2002.

3. Agreement, dated as of January 22, 2004, between GP and the Company. Incorporated herein by reference to Exhibit 99(d) of Schedule TO filed by the Company on February 6, 2004.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2004


                                     GP STRATEGIES CORPORATION


                                     BY: Scott N. Greenberg, President and
                                         Chief Financial Officer




                                         Jerome I. Feldman




                                         Scott N. Greenberg

                      Information with Respect to Executive
                          Officers and Directors of GP

                           Schedule I to Schedule 13D

         The following sets forth as to each of the executive officers and directors of GP: his or her name, his or her business address, his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GP Strategies Corporation, the business address of which is 777 Westchester Avenue, White Plains, New York 10604, and each such individual identified below is a citizen of the United States. To the knowledge of the Filing Persons, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

GP Strategies Corporation

      Directors:
                                                              No of Shares
                                                              of Common Stock
                                                              Beneficial
         Name                    Occupation                     Held
------------------       ---------------------------          ---------------
Jerome I. Feldman       Chairman of the Board and
                        Chief Executive Officer                   184,636(1)


Scott N. Greenberg      President and Chief
                        Financial Officer                          94,150(2)

Harvey P. Eisen         Chairman and Managing Member                  -0-
                        Bedford Oak Management, LLC
                        (asset management company)
                        100 South Bedford Road
                        Mount Kisco, NY 10549

Marshall S. Geller      Senior Managing Member                        -0-
                        St. Cloud Capital Partners, L.P.
                        (Small Business Investment Company)
                        10866 Wilshire Blvd.
                        Los Angeles, CA 90024

Roald Hoffmann          Professor of Chemistry                        -0-
                        Cornell University
                        Department of Chemistry
                        Ithaca, NY 14853

Bernard M. Kauderer     Retired Vice Admiral - U.S. Navy              -0-
                        7025 Ibis Place
                        Carlsbad, CA 92009

Mark A. Radzik          Managing Director                             -0-
                        Equity Group Investments, L.L.C.
                        (investment company)
                        Two North Riverside Plaza
                        Chicago, IL 60606

Ogden Reid              Former U.S. Congressman                       -0-
                        48 Mead Street
                        Waccabuc, NY 10597

Gordon Smale            President                                     -0-
                        Atlantic Oil Corporation
                        (oil and gas producer)
                        1825 Lawrence Street
                        Denver, CO 80202

  Officers:

Andrea D. Kantor        Vice President and General Counsel            625

(1)Includes 90,000 shares of Common Stock issuable upon exercise of currently exercisable stock options and 1,173 shares of Common Stock held by members of Feldman's family. Feldman disclaims beneficial ownership of the 1,173 shares of Common Stock held by members of his family.

(2)Includes 90,000 shares of Common Stock issuable upon exercise of currently exercisable stock options.

                                                             Exhibit 1

                             Joint Filing Agreement


In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the joint filing on behalf of each of them of a Statement on Schedule 13D, dated February 6, 2004 (including amendments thereto) with respect to the common stock, par value $.01 per share, of Five Star Products, Inc., may be filed by GP Strategies Corporation and further agrees that this Joint Filing Agreement be included as an Exhibit to such joint filing.

Dated: February 6, 2004

                                      GP STRATEGIES CORPORATION


                                      By:  Scott N. Greenberg, President and
                                           Chief Financial Officer




                                           Jerome I. Feldman




                                           Scott N. Greenberg